EXHIBIT 3.2

	Filed in the office of	Document Number
ROSS MILLER	/s/ Ross Miller	20100555880-24
Secretary of State	Ross Miller	Filing Date and Time
204 North Carson Street, Suite 1	Secretary of State	07/27/2010 11:30 AM
Carson City, Nevada 89701-4299	State of Nevada	Entity Number
(775) 684 5708		E0400822005-1
Website: www.nvsos.gov

Certificate of Designation For
For Nevada Profit Corporations
(PURSUANT TO NRS 78.1955)

1. Name of corporation:

Ecoland International, Inc.

2. By resolution of the board of directors pursuant to a provision in the articles of incorporation this certificate establishes the following regarding the voting powers, designations, preferences, limitations, restrictions and relative rights of the following class or series of stock :

One million (1,000,000) shares of the Preferred Stock of Ecoland International, Inc. (the “Corporation”) are hereby designated as “Series B Preferred Stock. The holders of the Series B Preferred Stock of Ecoland International, Inc. (the “Corporation”) shall have the same rights, terms and preferences as the holders of common stock, and in addition thereto, the holders of the Series B Preferred Stock shall have the following rights:

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3. Effective date of filing (optional):

4. Signature (required): /s/ David Wallace , President

ECOLAND INTERNATIONAL, INC.
CERTIFICATE OF DESIGNATION

1.   Voting Rights. Except as otherwise expressly provided or required by law, the Series B Preferred Stock shall vote or act by written consent together with the common stock and not as a separate class. Each share of Series B Preferred Stock shall have that number of votes equal to five thousand (5,000) shares of common stock at any special or annual meeting of the stockholders of the Corporation and in any act by written consent in lieu of any special or annual meeting of the stockholders of the Corporation. In the case the Corporation shall at any time subdivide (by any share split, share dividend or otherwise) its outstanding shares of common stock into a greater number of shares, the number of shares of common stock of which are equal in voting power to each share of Series B Preferred Stock, as in effect immediately prior to such subdivision, shall be proportionately increased and, conversely, in case the outstanding common stock shall be combined into a smaller number of shares, the number of shares of common stock of which are equal in voting power to each share of Series B Preferred Stock, as in effect immediately prior to such combination, shall be proportionately reduced.

2.    Right to Convert.

2.1    Conversion Ratio. Each share of Series B Preferred Stock shall be convertible, at the option of the holder thereof, at any time after the date of issuance of such share, at the office the Corporation or any transfer agent for such stock, into one (1) fully paid and nonassessable share of common stock.

2.2    Mechanics of Conversion. No fractional shares of common stock shall be issued upon conversion of Preferred Stock. In lieu of any ‘fractional shares to which the holder would otherwise be entitled, the Corporation shall pay cash equal to such fraction multiplied by the then fair market value of a share of common stock as determined by the Board of Directors. For such purpose, all shares of Series B Preferred Stock held by each holder of Series B Preferred Stock shall be aggregated, and any resulting fractional share of common stock shall be paid in cash. Before any holder of Series B Preferred Stock shall be entitled to convert the same into full shares of common stock, and to receive certificates therefor, such holder shall (A) either (i) surrender the certificate or certificates therefor, duly endorsed, at the office of the Corporation or of any transfer agent for the Preferred Stock or (ii) notify the Corporation or its transfer agent that such certificates have been lost, stolen or destroyed and execute an agreement satisfactory to the Corporation to indemnify the Corporation from any loss incurred by it in connection with such certificates, and (B) shall give written notice to the Corporation at its principal corporate office that such holder elects to convert such shares. The Corporation shall, as soon as practicable thereafter, issue and deliver to such holder of Series B Preferred Stock, or to the nominee or nominees of such holder, a certificate or certificates for the number of shares of common stock to which such holder shall be entitled upon such conversion. Such conversion shall be deemed to have been made immediately prior to the close of business on the date on which the requirements of the fourth sentence of this paragraph have been satisfied with respect to the shares of such Preferred Stock to be converted, and the person or persons entitled to receive the shares of common stock issuable upon such conversion shall be treated for all purposes as the record holder or holders of such shares of common stock as of such date.

ECOLAND INTERNATIONAL, INC.
CERTIFICATE OF DESIGNATION

2.3     Reservation of Stock Issuable Upon Conversion. The Corporation shall at all times reserve and keep available out of its authorized but unissued shares of common stock, solely for the purpose of effecting the conversion of the shares of the Series B Preferred Stock, such number of its shares of common stock as shall from time to time be sufficient to effect the conversion of all outstanding shares of such series of Preferred Stock; and if at any time the number of authorized but unissued shares of common stock shall not be sufficient to effect the conversion of all then outstanding shares of such series of Preferred Stock, in addition to such other remedies as shall be available to the holder of such Preferred Stock, the Corporation will take such corporate action as may be necessary to increase its authorized but unissued shares of common stock to such number of shares as shall be sufficient for such purposes, including, without limitation, engaging in best efforts to obtain the requisite shareholder approval of any necessary amendment to the Articles of Incorporation, as amended, of the Corporation.

3.    Protective Provisions. So long as any shares of Series B Preferred Stock are outstanding, the Corporation shall not, without first obtaining the approval (by vote or written consent, as provided by law) of the holders of at least a majority of the then outstanding shares of Series B Preferred Stock, voting as a separate class, change or modify the rights, preferences or other terms of the Series B Preferred Stock, or increase or decrease the number of authorized shares of Series B Preferred Stock

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